MEI Pharma, Inc.

11455 El Camino Real, Suite 250

San Diego, California 92130

June 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re: MEI Pharma, Inc.

Registration Statement on Form S-4

File No. 333-271481

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 the Rules and Regulations promulgated under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended, the “Registration Statement”) be accelerated to Tuesday, June 6, 2023, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Bryan S. Keighery of Morgan, Lewis & Bockius LLP at (617) 341-7269.

Thank you very much.

Very truly yours,

MEI Pharma, Inc.

By:	/s/ David M. Urso
Name:	David M. Urso
Title:	Chief Executive Officer